SCHEDULE OF NAMED INSURED

Named Insured:Forum Funds, Forum Funds II	Policy No.: FL5FD00081-151
Forum ETF Trust and US Global Investors Funds
Rider No.: 6	Effective date of Rider: 01/19/16 (revised)

Issuing Company:  Everest Reinsurance Company

THIS RIDER CHANGES THE POLICY.  PLEASE READ IT CAREFULLY.

It is agreed that:

1.	Item 1 of the Declarations Page, Named Insured (herein called Insured), is amended to include the following:

Absolute Credit Opportunities Fund
Absolute Strategies Fund
Lebenthal Lisanti Small Cap Growth Fund f/k/a
Adams Harkness Small Cap Growth Fund
Auxier Focus Fund
Beck, Mack & Oliver International Fund
Beck, Mack & Oliver Partners Fund
Carne Hedged Equity Fund
DF Dent Midcap Growth Fund
DF Dent Premier Growth Fund
DF Dent Small Cap Growth Fund
MAI Managed Volatility Fund
Golden Large Cap Core Fund
Golden Small Cap Core Fund
LMCG Global Market Neutral Fund
LMCG Global MultiCap Fund
Merk Absolute Return Currency Fund
Merk Asian Currency Fund
Merk Currency Enhanced U.S. Equity Fund
Merk Hard Currency Fund
Monongahela All Cap Value Fund
Payson Total Return Fund
Polaris Global Value Fund
Steinberg Select Fund
The BeeHive Fund
Phocas Real Estate Fund
Baywood SKBA ValuePlus Fund
CVR Dynamic Allocation Fund
Merk Hard Currency ETF
Acuitas International Small Cap Fund
Acuitas US Microcap Fund
Gurtin National Municipal Value Fund
Gurtin California Municipal Value Fund
The BDC Income Fund
Exceed Defined Shield Index Fund
Exceed Defined Hedge Index Fund
Exceed Defined Enhancement Index Fund
NWS International Property Fund
ABR Dynamic Blend Equity & Volatility Fund
All American Equity Fund
China Region Fund
Emerging Europe Fund
Global Resources Fund
Gold and Precious Metals Fund
Holmes Macro Trends Fund

EFI 01 38 11 09	Copyright Everest Reinsurance Company, 2010	Page 1 of 2

Near-Term Tax Free Fund
U.S. Government Securities Ultra-Short Bond Fund
World Precious Metals Fund
Absolute Capital Opportunities Fund
Baywood SociallyResponsible Fund
Gurtin National Municipal Intermediate Value Fund
Gurtin California Municipal Intermediate Value Fund

2.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached policy other than as above stated.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

Page 2 of 2	Copyright Everest Indemnity Insurance Company, 2009	EFI 01 38 11 09